SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

November 13, 2019

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications reports the appointment of a permanent receiver of the Company's shares of S.B Israel Telecom

PARTNER COMMUNICATIONS REPORTS THE
APPOINTMENT OF A PERMANENT RECEIVER OF
THE COMPANY'S SHARES OF S.B ISRAEL TELECOM

ROSH HA'AYIN, Israel, November 13, 2019 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, informs its shareholders that S.B. Israel Telecom Ltd. filed on November 12, 2019, a public document with the US Securities and Exchange Commission stating, among other things:

"On November 12, 2019, the District Court of Tel Aviv appointed advocate Ehud Sol as receiver and issued an order which order vests with the appointed receiver all rights related to the Pledged Shares, including the right to participate in the Issuer’s shareholders’ meetings, the right to vote the Pledged Shares, the right to receive dividends, and any contractual right related to the Pledged Shares (the “Receiver Appointment”). As a result of the Receiver Appointment, as of November 12, 2019, the Reporting Persons (S.B. Israel Telecom Ltd. and affiliates) ceased to beneficially own any Ordinary Shares of the Issuer."

For the complete text of the filing, the following link may be used:  https://www.sec.gov/Archives/edgar/data/1096691/000119312519290010/d833059dsc13da.htm .

The Company is reviewing and assessing the potential implications of the Court's decision and the report for the Company.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).
For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Tamir Amar Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 Email: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.
By:	/s/ Tamir Amar
Name:	Tamir Amar
Title:	Chief Financial Officer

Dated: November 13, 2019